UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

REGENXBIO Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75901B107

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 75901B107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) The Kiser 2012 Gift Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization South Carolina
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 948,157
	6.	Shared Voting Power* 0
	7.	Sole Dispositive Power* 948,157
	8.	Shared Dispositive Power* 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,013,890
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 5.46%
12.	Type of Reporting Person (See Instructions) OO

*	See Item 4 below.

  CUSIP No. 75901B107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) The John Daniel Kiser Revocable Trust U/A/D July 27, 2011
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 565,733
	6.	Shared Voting Power* 0
	7.	Sole Dispositive Power* 565,733
	8.	Shared Dispositive Power* 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,013,890
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 5.46%
12.	Type of Reporting Person (See Instructions) OO

*	See Item 4 below.

  CUSIP No. 75901B107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) The Kiser 2019 Grantor Retained Annuity Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 340,987
	6.	Shared Voting Power* 0
	7.	Sole Dispositive Power* 340,987
	8.	Shared Dispositive Power* 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,013,890
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 5.46%
12.	Type of Reporting Person (See Instructions) OO

*	See Item 4 below.

  CUSIP No. 75901B107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) The Kiser 2018 Grantor Retained Annuity Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 159,013
	6.	Shared Voting Power* 0
	7.	Sole Dispositive Power* 159,013
	8.	Shared Dispositive Power* 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,013,890
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 5.46%
12.	Type of Reporting Person (See Instructions) OO

*	See Item 4 below.

Item 1.

(a)	Name of Issuer REGENXBIO Inc.

(b)	Address of Issuer’s Principal Executive Offices 9600 Blackwell Road, Suite 210 Rockville, Maryland 20850

Item 2.

(a)

Name of Person(s) Filing

The Kiser 2012 Gift Trust (the “Kiser Gift Trust”) is a South Carolina trust, for which Allan M. Fox serves as co-trustee, which was established for the benefit of John Daniel Kiser’s family. The John Daniel Kiser Revocable Trust U/A/D July 27, 2011 (the “Kiser Revocable Trust”) is a Florida trust, for which Mr. Kiser serves as trustee, which was established for the benefit of Mr. Kiser’s family. Each of The Kiser 2018 Grantor Retained Annuity Trust (the “Kiser 2018 Retained Annuity Trust”) and The Kiser 2019 Grantor Retained Annuity Trust (the “Kiser 2019 Retained Annuity Trust”) is a Florida trust, for which Ellen G. Kiser, the wife of Mr. Kiser, serves as trustee, which was established for the benefit of Ms. Kiser’s family.

(b)	Address of Principal Business Office or, if none, Residence 1701 Pennsylvania Avenue, NW, Suite 900 Washington, DC 20006

(c)	Citizenship Florida (the Kiser Revocable Trust, the Kiser 2018 Retained Annuity Trust and the Kiser 2019 Retained Annuity Trust) and South Carolina (the Kiser Gift Trust)

(d)	Title of Class of Securities Common Stock, par value $0.0001 per share

(e)	CUSIP Number 75901B107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a) Amount beneficially owned:	2,013,890

(b) Percent of class:	5.46	%(1)

(c) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:
The Kiser Gift Trust	948,157
The Kiser Revocable Trust	565,733
The Kiser 2019 Retained Annuity Trust	340,987
The Kiser 2018 Retained Annuity Trust	159,013

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:
The Kiser Gift Trust	948,157
The Kiser Revocable Trust	565,733
The Kiser 2019 Retained Annuity Trust	340,987
The Kiser 2018 Retained Annuity Trust	159,013

(iv) Shared power to dispose or to direct the disposition of:	0

(1)

Based upon 36,874,282 shares of common stock of the Issuer outstanding as of November 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Exchange Act Rule 14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

The Kiser 2012 Gift Trust

By:	/s/ Allan M. Fox
Name: Allan M. Fox, Co-trustee

The John Daniel Kiser Revocable Trust U/A/D July 27, 2011

By:	/s/ John Daniel Kiser
Name: John Daniel Kiser, Trustee

The Kiser 2019 Grantor Retained Annuity Trust

By:	/s/ Ellen G. Kiser
Name: Ellen G. Kiser, Trustee

The Kiser 2018 Grantor Retained Annuity Trust

By:	/s/ Ellen G. Kiser
Name: Ellen G. Kiser, Trustee

Exhibit 1

AGREEMENT REGARDING

THE JOINT FILING OF AMENDMENT NO. 2 TO SCHEDULE 13G

The undersigned hereby agree as follows:

(i)	each of them is individually eligible to use the Amendment No. 2 on Schedule 13G to which this Exhibit is attached, and such Amendment No. 2 to Schedule 13G is filed on behalf of each of them; and

(ii)

each of them is responsible for the timely filing of such Amendment No. 2 to Schedule 13G and any subsequent amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 13, 2020

The Kiser 2012 Gift Trust

By:	/s/ Allan M. Fox
Name: Allan M. Fox, Co-trustee

The John Daniel Kiser Revocable Trust U/A/D July 27, 2011

By:	/s/ John Daniel Kiser
Name: John Daniel Kiser, Trustee

The Kiser 2019 Grantor Retained Annuity Trust

By:	/s/ Ellen G. Kiser
Name: Ellen G. Kiser, Trustee

The Kiser 2018 Grantor Retained Annuity Trust

By:	/s/ Ellen G. Kiser
Name: Ellen G. Kiser, Trustee